7007 WINCHESTER CIRCLE, SUITE 200
BOULDER, COLORADO 80301

December 3, 2010

Via EDGAR

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             New Frontier Media, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 11, 2010
File No. 000-23697

Dear Mr. Webb:

Set forth below is the response of New Frontier Media, Inc., a Colorado corporation (the “Company” or “we”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 29, 2010, with respect to the review of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 as filed with the Commission on June 11, 2010 under Commission File No. 000-23697.  For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text.

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Form 10-K for the Fiscal Year Ended March 31, 2010

Exhibits 31.01 and 31.02

1.                                       Comment: We note the identification of the certifying individual at the beginning of each certification required by Item 601(b)(31) of Regulation S-K also includes the title of each certifying individual.  In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

Response: The Company hereby confirms that it will comply with the Staff’s request to omit the title of the certifying individual in future filings requiring the filing of the certifications required by Item 601(b)(31) of Regulation S-K.

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In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

•                  The adequacy and accuracy of the disclosure in filings is the responsibility of the Company.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any comments or questions that you may have regarding the foregoing at (303) 444-0900.

Very truly yours,

New Frontier Media, Inc.

By:	/s/ Grant H. Williams
Grant H. Williams
Chief Financial Officer

Enclosures

cc:   Donald Field, Securities and Exchange Commission

Scott A. Berdan, Holland & Hart LLP